820-3120

DSM Press Release

DSM

Investor Relations

Het Overloon 1, Heerlen
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Phone (+31) 45 578 2477, Fax (+31) 45 571 3741

e-mail: investor.relations@dsm.com

internet: http://www.dsm.com

11 March 2002

Purox production off to a smooth start at DSM's new plant in Rotterdam

DSM Special Products recently started producing Purox B and Purox S at its new facilities in Rotterdam (Netherlands). These new DSM grades of benzoic acid and sodium benzoate, respectively, represent a breakthrough in terms of product quality and purity. The performance of the benzoic acid facility is so good that DSM has decided to introduce a food and pharma grade of Purox B as well. The new product meets all requirements for benzoic acid grades imposed by the pharmaceutical and food industries. The new DSM specialty for the food and pharma industries will be on the market before the end of this month. With the start-up of the new facilities, DSM has more than tripled its production capacity for benzoic acid, while its capacity for sodium benzoate has more than doubled. The integrated production complex will enable DSM to respond successfully to the growing demand for top-quality products.

Purox B

Purox B is DSM's tradename for benzoic acid. It is the raw material for sodium benzoate (Purox S), a preservative, and is also widely used in the chemical industry, for example in resins, engineering plastics and base chemicals. Thanks to the use of an innovative production process, DSM Special Products has established a new standard for this raw material. The new DSM benzoic acid has a guaranteed purity of at least 99.9%, which is of essential importance for downstream products such as Purox S. This high purity also ensures excellent processability of Purox B.

Purox S

Purox S is the first sodium benzoate grade that combines excellent taste and odour characteristics with a guaranteed 99.9% product purity. For the food industry, Purox S is an ingredient that not only features excellent processability, good flow properties and a high solubility but is also dust free. Moreover, Purox S also acts as a safe preservative in food products. Sodium benzoate is one of the most widely used preservatives in the food industry and is used in products such as beverages, fruit products, sauces, jams and salads.

Unique production complex

Like the products themselves, the production processes used for Purox B and Purox S are fine examples of DSM's innovative strength. DSM has started up a brand new plant for Purox B employing a new technology that guarantees product of a much higher purity than before. At the same site, DSM now also operates a new plant for the production of Purox S, a unique facility in that it was designed with customers' needs and wishes in mind.

Good Manufacturing Practice

The new plant is the first production facility in the world for sodium benzoate designed in accordance with Good Manufacturing Practice standards and in which HACCP-principles are implemented (Hazard Analyses and Critical Control Points). Business group director Jo Scholz adds: "The new DSM process that forms the basis of our capacity expansion turns out product of such an exceptionally high purity that we will be able to deliver much better product quality and product performance. Purox S meets the most stringent requirements of our customers in the food industry."

Global market leader

DSM Special Products is the global market leader in benzaldehyde and several derivative products. The company is also a leading producer of benzyl alcohol. DSM Special Products is part of DSM's Fine Chemicals business group and has a 200-strong workforce. DSM Special Products manufactures fine-chemical intermediates for end products such as pharmaceuticals, cosmetics and agrochemicals. DSM also produces artificial sweeteners, preservatives, flavourings & fragrances, yeasts and enzymes for the food industry.

DSM

DSM is active worldwide in life science products, performance materials, polymers and industrial chemicals. The group has annual sales of EUR 8 billion and employs about 22,000 people (year-end 2001) at more than 200 sites worldwide.
DSM ranks among the global leaders in many of its fields. The company's strategy is aimed at generating sales of approx. EUR 10 billion in 2005. At least 80% of these sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. As such, this strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.